UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-42834

REGENTIS BIOMATERIALS LTD.

(Translation of registrant’s name into English)

60 Medinat Hayehudim Street, 4676652, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On December 5, 2025, Regentis Biomaterials Ltd. (the “Company”) closed its initial public offering (the “IPO”) of 1,250,000 ordinary shares, no par value per share (the “Ordinary Shares”), pursuant to the terms of the underwriting agreement (the “Underwriting Agreement”) dated as of December 3, 2025, between the Company and ThinkEquity LLC, as representative of the several underwriters, which was registered under the Securities Act of 1933, as amended (the “Securities Act”) by the Company’s registration statement on Form F-1 (File No. 333-285692), originally filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2025, which, as subsequently amended, became effective automatically pursuant to Section 8(a) of the Securities Act, on November 12, 2025. The Ordinary Shares were sold at an initial public offering price of $8.00 per Ordinary Share.

In connection with the IPO, the Company received aggregate gross proceeds of approximately $10 million, before deducting underwriting discounts, commissions and before offering expenses. ThinkEquity LLC served as sole book-running manager for the IPO. The Ordinary Shares were approved for listing on the NYSE American and commenced trading under the symbol “RGNT” on December 4, 2025.

A copy of the  Underwriting Agreement related to the IPO is furnished herewith as Exhibit 1.1 and incorporated herein by reference.

The Company issued a press release announcing the pricing and the closing of the IPO on December 3, 2025 and December 5, 2025, respectively. Copies of the press releases are furnished herewith as Exhibits 99.1 and 99.2 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.
1.1	Underwriting Agreement, dated as of December 3, 2025, by and between the Company and ThinkEquity LLC
99.1	Press release titled: “Regentis Biomaterials Ltd. Announces Pricing of Initial Public Offering”.
99.2	Press release titled: “Regentis Biomaterials Ltd. Announces Closing of Initial Public Offering”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Regentis Biomaterials Ltd.

Date: December 5, 2025	By:	/s/ Dr. Eli Hazum
	Name:	Dr. Eli Hazum
	Title:	Chief Executive Officer

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